FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2003

Secureview Systems Inc

(Translation of registrant's name into English)

828 West 7th Avenue, Vancouver, B.C. Canada, V5Z 1C1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	____X___	Form 40-F	_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Secureview Systems Inc.

(Registrant)

Date:  April 14, 2004

By:  /s/Donald Perks

        Donald Perks

Its:  President

       (Title)

Attachments: September 30, 2003 2nd Quarterly Report

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:               SCHEDULE A

ISSUER DETAILS:

SECUREVIEW SYSTEMS INC.

828 W 7th

Vancouver, B.C.

V5Z 1C1

Telephone: (604) 688-6933

Fax: (604) 688-6944

Contact Person:	Don Perks
Contact’s Position:	Director
Contact Telephone Number:	(604) 688-6933
Email Address:	dlperks@hotmail.com dlperks@caipl.com
Website:	www.secureview.net
For Quarter Ended:	September 30, 2003
Date of Report:	September 30,2003

CERTIFICATE:

The schedules(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name:	Donald (Don) Perks	“Donald Perks”
Date Signed:	September 30, 2003

Director Full Name:	Cindy Perks	“Cindy Perks”
Date Signed:	September 30, 2003

SECUREVIEW SYSTEMS INC.

CONSOLDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

COLIN DOWSON

PUBLIC ACCOUNTANT INC.

1748 2nd Avenue West

Vancouver, BC Canada

V6J 1H6

Tel: (604) 731-0611

Fax: (604) 730-4442

NOTICE TO READER

We have compiled the consolidated balance sheet of Secureview Systems Inc. as at September 30, 2003 and the statements of operations and deficit and cash flows for the six months period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Colin Dowson

Vancouver, B.C.

September 30, 2003

Public Accountant

SECUREVIEW SYSTEMS INC.
Consolidated Balance Sheets
As at
(Unaudited - see Notice to Reader)

	September 30,	March 31,
	2003	2003
	$	$
		(Audited)
ASSETS

Current
Cash	1,626	312
Accounts Receivable	2,034	1,687
	3,660	1,999

Capital Assets	1,492	1,754
Goodwill	1	1
Mineral Property	1	1
	5,154	3,755

LIABILITIES

Current
Accounts Payable & Accrued Liabilities	166,632	136,352
Loan Payable (Note 6)	125,000	125,000
Due to Related Parties (Note 4)	205,412	176,193
	497,044	437,545

SHAREHOLDERS' DEFICIENCY

Share Capital (Note 3)	4,905,523	4,905,523
Deficit	(5,397,413)	(5,339,313)
	(491,890)	(433,790)
	5,154	3,755

Continuing operations (note 1)

See notes to the consolidated financial statements

Secureview Systems Inc.
Consolidated Statements of Operations and Deficit
(Unaudited - See Notice To Reader)

	For the Three Months Ended		For the Six Months Ended
	September 30,		September 30,
	2,003	2,002	2,003	2,002
	$	$	$	$

Interest Income	2	1	9	8

Expenses

Accounting, Audit and Legal	9,707	4,605	14,548	12,898
Amortization	131	188	263	376
Bank Charges and Interest	74	3,910	4,016	7,833
Consulting Fees	-	12,952	630	15,172
Investor Relations	1,469	805	1,675	2,932
Management Fees	-	7,500	7,500	15,000
Office and Administration	4,626	10,924	8,667	17,452
Rent	10,000	6,000	14,500	12,000
Trust and Filing Fees	4,799	3,117	6,035	3,915
Travel and accommodation	276	-	276	-
Write-off of Interest Receivable	-	-	-	12,446
	31,081	50,001	58,109	100,024

Net Loss for the period	(31,079)	(50,000)	(58,100)	(100,016)
Deficit - Beginning of Period	(5,366,334)	(5,266,766)	(5,339,313)	(5,216,750)
Deficit - End of Period	(5,397,413)	(5,316,766)	(5,397,413)	(5,316,766)

Loss Per Share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)

See notes to the consolidated financial statements

Secureview Systems Inc.
Consolidated Statements of Cash Flows
(Unaudited - See Notice To Reader)

	For the Three Months Ended		For the Six Months Ended
	September 30,		September 30,
	2,003	2,002	2,003	2,002
	$	$	$	$
Cash Provided by (Used for):

Operating Activities
Net Loss for the period	(31,079)	(50,000)	(58,100)	(100,016)
Adjustments for Items Not Involving Cash:
Amortization	131	188	262	376
Write-off of Interest Receivable	-	-	-	12,446
	(30,948)	(49,812)	(57,838)	(87,194)
Changes in Non-cash Working Capital Components:
Accounts Payable	20,453	34,889	30,280	42,119
Accounts Receivable	(586)	(458)	(347)	130
Due to Related Parties	12,275	18,765	29,219	30,000
Net Cash provided by (used in) Operating Activities	1,194	3,384	1,314	(14,945)

Increase (Decrease) in Cash During the Period	1,194	3,384	1,314	(14,945)
Cash - Beginning of Period	432	870	312	19,199
Cash - End of Period	1,626	4,254	1,626	4,254

See notes to the consolidated financial statements

SECUREVIEW SYSTEMS INC.

Notes to the Consolidated Financial Statements

For the Six Month Period Ended September 30, 2003

1.

NATURE OF OPERATIONS AND CONTINUANCE

The Company has an interest in a software development, training and consulting company, Lute Linux.com (“Lute”), which is currently inactive.  In the prior year, the Company’s business was the operation of an internet sports contest web site, Prosporspool.com, and prior to that the Company’s business focus has been the acquisition and exploration of resource properties.  The Company has not yet determined whether the sole resource property in which it retains an interest contains mineral reserves that are economically recoverable.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These interim financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ending March 31, 2003.  The results of the six-month period ended September 30, 2003 are stated utilizing the same accounting policies and methods of application as those applied to the Company’s annual financial statements.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Lute and 523608 BC Ltd.

3.

SHARE CAPITAL

a)

Authorized share capital consists of 100,000,000 common shares without par value.

Number

                   $

Outstanding at March 31, 2003

and September 30, 2003

13,795,642

4,905,523

b)

Summary of stock options outstanding at September 30, 2003:

Type of Issue	Number Outstanding	Exercise Price	Expiry Date

Options	427,729	$0.10	January 21,2007

4.

RELATED PARTY TRANSACTIONS

Amounts due to or from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  During the period, directors and companies with common directors accrued $12,275 for consulting, administrative, rent, office, shareholder relations and management services and at September 30, 2003 were owed an aggregate of $205,412 for these services.

Unaudited – see Notice to Reader

5.

SUBSEQUENT EVENTS

Nil.

6.

LOAN PAYABLE

The company borrowed an aggregate of $140,300 under promissory notes bearing interest at effective rates of 12% and 12.68% per annum, of which $15,300.00 was repaid during the year ended March 31, 2002 by the Company issuing 400,000 common shares.

Unaudited – see Notice to Reader

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:               SCHEDULE B

                                                       and

                                               SCHEDULE C

ISSUER DETAILS:

SECUREVIEW SYSTEMS INC.

828 W 7th

Vancouver, B.C.

V5Z 1C1

Telephone: (604) 688-6933

Fax: (604) 688-6944

Contact Person:	Don Perks
Contact’s Position:	Director
Contact Telephone Number:	(604) 688-6933
Email Address:	dlperks@hotmail.com dlperks@caipl.com
Website:	www.secureview.net
For Quarter Ended:	September 30, 2003
Date of Report:	September 30, 2003

CERTIFICATE:

The schedules(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name:	Donald (Don) Perks	“Donald Perks”
Date Signed:	September 30, 2003

Director Full Name:	Cindy Perks	“Cindy Perks”
Date Signed:	September 30, 2003

SECUREVIEW SYSTEMS INC.

Quarterly Report Form 51-901F

September 30, 2003

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.

Analysis of Expenses:  Refer to Schedule “A” – Consolidated Statement of Operations and Deficit.

2.

Related party transactions:  Refer to note 4 in Schedule “A”.

3.

For the current fiscal year to date:

a.

Summary of securities issued during the period ended September 30, 2003: There were no securities issued during the period.

b.

Summary of options granted during the six month period ended September 30, 2003: There were no options granted during the period.

4.

Summary of securities as at September 30, 2003:

a.

Authorized share capital: 100,000,000 common shares without par value

b.

Issued and outstanding:   13,795,642 common shares

c.

Summary of options warrants and convertible securities outstanding:

Type of Issue	Number Outstanding	Exercise Price	Expiry Date

Options	427,729	$0.10	Jan.21,2007

Warrants:  Nil

      d.

Number of common shares in escrow:

12,335

Shares subject to pooling:

 Nil

5.

List of Directors and Officers:

Don Perks – Director and President

Cindy Perks – Director

      Anna Cain – Director and CFO

      Jim Chapman – Director

SECUREVIEW SYSTEMS INC.

Quarterly Report Form 51-901F

September 30, 2003

SECUREVIEW SYSTEMS INC.

Quarterly Report

September 30, 2003

SCHEDULE C:  MANAGEMENT DISCUSSION & ANALYSIS

A)

Description of Business

From its inception in 1995 until 1999 the issuer traded on the former Canadian Venture Exchange (CDNX) under the name National Comstock Exploration Inc. and International Comstock Exploration Inc. and had been engaged in the business of exploration of natural-resources properties.  Through the purchase of Lute Linux.com, the Company began to focus its business on the Lute “Fedcam”, an inexpensive remote monitoring system that allows subscribers to view their target locations via a secure website.  The Fedcam is currently being tested by the Canadian Federal Government’s construction branch on its Osoyoos border-crossing site.  The Company is currently exploring international opportunities in the exploration sector.

B)

Discussion of Operations

On August 29, 2003, Secureview Systems announced it has arranged a private placement of 2.5 million units at (US) $0.03 for a total of (US) $75,000.00. Each unit comprises of one share and one warrant, exercisable at (US) $0.05 for a period of one year. Proceeds will be used for general corporate purposes.

On September 4, 2003, the Company announced that it had signed a Letter of Intent (“the Letter”) with TNR Gold Corp. (“TNR”) to enter into a formal agreement by which Secureview will acquire an option to purchase a 50% working interest in TNR’s Las Carachas Property in Argentina.

The quarter ending September 30, 2003 saw the Company continue to pursue opportunities that would reap benefits to its shareholders.

C)

Discussions of Financial Operations

SECUREVIEW SYSTEMS INC.

Quarterly Report Form 51-901F

September 30, 2003

1.

Since Incorporation, the issuer has not received any revenues from operations and as at September 30, 2003 the issuer has posted a net loss of $58,100; for the quarter ended September 30, 2002, the loss was $100,016.

The Company now has 13,795,642 shares issued and outstanding.

2.

Transactions with Related Parties

Amounts due to or from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  During the period, directors and companies with common directors accrued $12,275 for consulting, administrative, rent office shareholder relations and management services and at September 30, 2003 were owed an aggregate of $205,412 for these services.

3.

Investor Relations

The Company has continued to update its website to reflect recent events and business directions.

4.

Legal Proceedings

The issuer has not legal proceedings in process or pending.

5.

Transactions Requiring Regulatory Approval

Nil.

6.

Subsequent Events

The Company has continued to explore business opportunities, seeking to enhance shareholder value.